Exhibit 4.11

Spousal Consent

Date: January 1st, 2022

To: [Parties of Transaction Documents]

The undersigned, [Name of Spouse] (ID card No. *** ), is the lawful spouse of [Name of Shareholder] (ID card No. ***). I hereby unconditionally and irrevocably agree to the execution of the following documents (hereinafter referred to as the Transaction Documents) by [Name of Shareholder] on January 1st, 2022 and the disposal of the equity interests of Huaming Insurance Agency Co., Ltd. (Huaming Insurance) held by [Name of Shareholder] and registered in [Name of Shareholder]’s name according to the following documents:

●	Equity Interest Pledge Agreement entered into between Jia Chuang Ying An(Beijing) Information & Technology Co.,Ltd. (hereinafter referred to as the WFOE) and Huaming Insurance;

●	Exclusive Option Agreement entered into between the WFOE and Huaming Insurance;

●	Power of Attorney executed by [Name of Shareholder].

I hereby undertake not to make any assertions in connection with the equity interests of Huaming Insurance which are held by [Name of Shareholder]. I hereby further confirm that [Name of Shareholder] can perform the Transaction Documents and further amend or terminate the Transaction Documents absent authorization or consent from me.

I hereby undertake to execute all necessary documents and take all necessary actions to ensure appropriate performance of the Transaction Documents (as amended form time to time).

I hereby agree and undertake that if I obtain any equity interests of Huaming Insurance which are held by [Name of Shareholder] for any reasons, I shall be bound by the Transaction Documents and the Exclusive Business Cooperation Agreement entered into between the WFOE and Huaming Insurance as of January 1st, 2022 (Exclusive Business Cooperation Agreement) (as amended from time to time) and comply with the obligations thereunder as a shareholder of Huaming Insurance. For this purpose, upon the WFOE’s request, I shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Business Cooperation Agreement (as amended from time to time).

Strictly Confidential

The execution, effectiveness, construction, performance, amendment and termination of this consent letter and the resolution of disputes hereunder shall be governed by the laws of China. In the event of any dispute with respect to the construction and performance of this consent letter, the related parties shall first resolve the dispute through friendly negotiations. In the event the related parties fail to reach an agreement on the dispute within 30 days after either party’s request to the other parties for resolution of the dispute through negotiations, either party may submit the relevant dispute to the [China International Economic and Trade Arbitration Commission] for arbitration, in accordance with its Arbitration Rules. The arbitration shall be conducted in [Beijing], and the arbitration proceedings shall be conducted in Chinese. The arbitration award shall be final and binding on all Parties. Upon the occurrence of any disputes arising from the construction and performance of this consent letter or during the pending arbitration of any dispute, except for the matters under dispute, I shall continue to exercise my rights under this consent letter and perform my obligations under this consent letter.

This consent letter is written in Chinese and English. In case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

Signature:	/s/ Gao Fuhai

Date:	January 1st, 2022

Strictly Confidential